November 28, 2007

By Federal Express and facsimile to (202)772-9368

Mr. Terence O’Brien, Branch Chief
Ms. Jenn Do, Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-7010

Re:	Sterling Construction Company, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 16, 2007
Form 10-Q for the quarter ended September 30, 2007
Form 8-K filed November 1, 2007
File No. 1-31993

Dear Mr. O’Brien:

This letter is in response to your comment letter faxed to me dated November 21, 2007, regarding the above-noted filings of Sterling Construction Company, Inc.  For your convenience, our response, which is attached, is in italics and is prefaced by the exact text of the Staff’s corresponding comment.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Very truly yours,

James H. Allen, Jr.
Senior Vice President & Chief Financial Officer

cc. Geoffrey Walker, Andrews Kurth LLP

Response of November 28, 2007, of Sterling Construction Company, Inc. (the “Registrant”) to letter of Securities & Exchange Commission (“SEC”) dated November 21, 2007.

Form 10-Q for the period ended September 30, 2007

7. Discontinued operations, page 2

1. You state that you retained an account receivable and recorded liabilities related to the right of the purchaser to request payment for certain inventory not sold within a year and for legal claims which remained unresolved at the sale date. In future filings to the extent material, please disclose the amount of the account receivable and recorded liabilities. Confirm that you follow the provisions of SFAS 5 regarding the legal claims which remained unresolved at the sale date. If so, please ensure you comply with the required disclosures of paragraphs 8-10 of SFAS 5. Lastly, we note you state herein that you reported a gain equal to $444,000, net of taxes, as of the third quarter 2006. However, this amount appears to be the actual income from discontinued operations for that period. If so, please ensure future filings are revised accordingly to state the appropriate amount representing such gain or income from discontinued operations. If not, then please explain to us how you determined that the total gain during 2006 from discontinued operations was $121,000, as disclosed on page F16 of the December 31, 2006 Form 10-K.

Response:

While we do not consider the retained assets and liabilities related to the discontinued operations to be material to our financial position, we are, however, supplementally furnishing you the following information relating to such discontinued operations as of September 30, 2007:

•	Amount of account receivable	$97,088
•	Amount of accrued liabilities	$88,636

We confirm to you that the legal claims which remained unresolved at the sale date were measured and recorded at the sale date in accordance with SFAS 5, Accounting for Contingencies, after giving proper consideration  to paragraphs 8 through 10 of the aforementioned SFAS.

Note 7 to the unaudited condensed consolidated financial statements as of September 30, 2006, included in our third-quarter 2006 Form 10-Q, disclosed net income of $444,000 from discontinued operations, and that we expected there to be a $250,000 pre-tax gain on the closing of the subsequent sale. In our third-quarter 2007 Form 10-Q referred to above, we mistakenly described the net income from the discontinued operations of $444,000 as gain on the disposal of the discontinued operations. In a subsequent Form S-3 filed with the SEC on November 21, 2007 (File No. 333-147593 and hereafter “Form S-3”), we corrected the disclosure in Note 7 to the September 30, 2007 and 2006 financial statements, stating that such amount was net income of the discontinued operations. The actual pre-tax gain on the disposal was $249,000. Both the net income of and the gain on sale of discontinued operations were properly disclosed in the financial statements in our 2006 Form 10-K and our future filings with the SEC will disclose both the net income of and gain on disposal of discontinued operations.

Response of November 28, 2007, of Sterling Construction Company, Inc. (the “Registrant”) to letter of Securities & Exchange Commission (“SEC”) dated November 21, 2007.

11. Subsequent Event, page 12

2. Please revise future filings to state the relationship between RHB LLC and Road and Highway Builders, Inc., and clarify to which entity you are referring when you state that you paid an aggregate purchase price for “RHB” of $53.0 million.

Response:

In future filings ,including the next amendment to our Form S-3, we will state that RHB LLC and Road and Highway Builders, Inc. (“RHB Inc”), were affiliated through common ownership and that we paid an aggregate of $53.0 million dollars for both of those entities.

We supplementally advise the Staff that RHB Inc is an inactive Nevada corporation with assets of $2,600 in cash and no liabilities.

Form 8-K filed November 1, 2007

3. We note that you will provide the financial statements required by Item 9.01 by amendment to this Form 8-K on or before January 16, 2008. Please tell us how you have determined that January 16, 2008, is the correct date. In this regard, we note Item 9.01(a)(4) of Form 8-K which indicates that such filing should be made not later than 71 calendar days from the date of the initial report.

Response:

The reported transaction (acquisition of RHB LLC and RHB Inc) occurred on October 31, 2007; thus, according to Form 8-K, General Instructions, Rule B.1, the initial report on Form 8-K must be filed no later than the fourth business day after the transaction, which filing date was November 6, 2007.  According to Form 8-K, Item 9.01(a)(4), the required financial statements must be file with the initial report, or by amendment not later than 71 calendar days after the date that the initial report on Form 8-K has to be filed, which date would be January 16, 2008.  We filed the required financial statements in our report on Form 8-K/A on November 21, 2007.

Response of November 28, 2007, of Sterling Construction Company, Inc. (the “Registrant”) to letter of Securities & Exchange Commission (“SEC”) dated November 21, 2007.

4. We note that Exhibits 99.1 and 99.2 contain the non-GAAP measure EBITDA, and that you have provided a reconciliation of EBITDA to net income. However, when presenting such a measure, additional disclosures are required. In this regard, please revise future filings to disclose the following:

•	the economic substance behind management’s decision to use such a measure;
•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Refer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003, available at www.sec.gov.

Response:

In our S-3 filed with the SEC on November 21, 2007, we disclosed:

 “EBITDA is defined as net income before net interest expense, income tax expense, and depreciation and amortization. EBITDA is a non-generally accepted accounting principle, or GAAP, financial measure that we use for our internal budgeting process, which excludes the effects of financing costs, income taxes and non-cash depreciation and amortization. Although EBITDA is a common alternative measure of performance used by investors, financial analysts and rating agencies to assess operating performance for companies in our industry, it is not a substitute for other GAAP financial measures such as net income, operating income or cash flows from operating activities as calculated and presented in accordance with GAAP. We urge you to review the GAAP financial measures included in the prospectus and our consolidated financial statements, including the notes thereto, and the other financial information contained in this prospectus and incorporated herein by reference, and not to rely on any single financial measure to evaluate our business.”

While not stated in the disclosure above, we believe that we compensate for the limitations on the use of the non-GAAP EBITDA financial measure by providing specific information regarding the GAAP amounts excluded from EBITDA and by presenting comparable GAAP measures more prominently in our disclosures. Further, we believe that the non-GAAP EBITDA financial measure is useful to investors in providing greater transparency to the information used by management in its operational and investment decision making.

Response of November 28, 2007, of Sterling Construction Company, Inc. (the “Registrant”) to letter of Securities & Exchange Commission (“SEC”) dated November 21, 2007.

While we believe that our disclosure quoted above and included in our Form S-3 is responsive to Exchange Act Rules, Regulation G, Part 244—Disclosure of Non-GAAP Financial Measures and to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003, we will supplement that disclosure with the statements in the foregoing paragraph in our next amendment to the Form S-3 and in future filings that contain EBITDA information.